UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                            Yongye International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98607B106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              November 7, 2013
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 98607B106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares (as defined below).

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of approximately 5.1% of Shares outstanding. The Reporting Person's beneficial ownership percentage is based on 50,685,216 Shares outstanding as of November 8, 2013, according to the Issuer's 10-Q filed
     November 12, 2013.


     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of approximately 4.6% of Shares outstanding. The Reporting Person's beneficial ownership percentage is based on 50,685,216 Shares outstanding as of November 8, 2013, according to the Issuer's 10-Q filed
     November 12, 2013.

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 98607B106
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     As of November 7, 2013, the Reporting Person was deemed the beneficial owner of approximately 5.1% of Shares outstanding. The Reporting Persons' beneficial ownership percentage is based on 50,685,216 Shares outstanding as of November 8, 2013, according to the Issuer's 10-Q filed
     November 12, 2013.

     As of November 15, 2013, the Reporting Person may be deemed the beneficial owner of approximately 4.6% of Shares outstanding. The Reporting Persons' beneficial ownership percentage is based on 50,685,216 Shares outstanding as of November 8, 2013, according to the Issuer's 10-Q filed November 12, 2013.

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 98607B106
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Yongye International, Inc., a Nevada corporation (the 'Issuer'). The address of the Issuer's principal executive offices is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, The People's Republic of China.

     This schedule relates to shares of the Issuer's common stock, par value $0.001 per share ('Shares').

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the 'Investment Manager') and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the 'Managing Member')
(each a 'Reporting  Person' and collectively the 'Reporting  Persons').

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of November 7, 2013, Pine River Capital Management L.P. was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, Pine River Capital Management L.P. may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

     As of November 7, 2013, Brian Taylor was deemed the beneficial owner of 2,574,057 shares of the Issuer's Shares.

     As of November 15, 2013, Brian Taylor may be deemed the beneficial owner of 2,323,972 shares of the Issuer's Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

     On September 23, 2013, the Issuer entered into an agreement and plan of merger (the 'merger agreement') with Full Alliance International Limited ('Holdco'), Yongye International Limited ('Parent'), and Yongye International Merger Sub Limited ('Merger Sub'). Under the terms of the merger agreement, Merger Sub will be merged with and into the Issuer (the 'merger'), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent. The merger is a going private transaction involving (i) Mr. Zishen Wu, the Issuer's chairman, president and chief executive officer, (ii) Holdco, which is currently wholly-owned by Ms. Xingmei Zhong, (iii) MSPEA Agricultural
Holding Limited, (iv) Prosper Sino Development Limited, an entity established solely for the purpose of holding shares of the Issuer's common stock in trust and for the benefit of the family members of certain current and former members of the Issuer's management, including Mr. Zishen Wu and Mr. Yue Yu, the Issuer's chief financial officer and (v) Lead Rich International Limited.

     The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:
(i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of November 7, 2013, Pine River Capital Management L.P. was deemed to be the beneficial owner of 2,574,057 Shares, or 5.1% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of November 8, 2013, according to the 10-Q filed November 12, 2013.

     Pine River Capital Management L.P. had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,574,057 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,574,057 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of November 15, 2013, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 2,323,972 Shares, or 4.6% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of November 8, 2013, according to the 10-Q filed November 12, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,323,972 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,323,972 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of November 7, 2013, Brian Taylor was deemed to be the beneficial owner of 2,574,057 Shares, or 5.1% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of November 8, 2013, according to the 10-Q filed November 12, 2013.

     Brian Taylor had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,574,057 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,574,057 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of November 15, 2013, Brian Taylor may be deemed to be the beneficial owner of 2,323,972 Shares, or 4.6% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of November 8, 2013, according to the 10-Q filed November 12, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,323,972 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,323,972 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 18, 2013
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated November 18, 2013 relating to the common stock, $0.001 par value of Yongye International, Inc. shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans  Quantity    Price        Trade Date      Settlement Date
Type

Sell   89000	   6.05	        9-Sep-13	9-Sep-13
Buy    89000	   6.05	        9-Sep-13	9-Sep-13
Buy    450	   6.051244444	9-Sep-13	12-Sep-13
Buy    1000	   6.05125	9-Sep-13	12-Sep-13
Buy    900	   6.051244444	9-Sep-13	12-Sep-13
Buy    2650	   6.051245283	9-Sep-13	12-Sep-13
Buy    450	   6.0106	10-Sep-13	13-Sep-13
Buy    1000	   6.0106	10-Sep-13	13-Sep-13
Buy    900	   6.0106	10-Sep-13	13-Sep-13
Buy    2650	   6.010607547	10-Sep-13	13-Sep-13
Buy    450	   5.924911111	11-Sep-13	16-Sep-13
Buy    1000	   5.92492	11-Sep-13	16-Sep-13
Buy    900	   5.924922222	11-Sep-13	16-Sep-13
Buy    2650	   5.924920755	11-Sep-13	16-Sep-13
Buy    198	   5.849958586	11-Sep-13	16-Sep-13
Buy    440	   5.849940909	11-Sep-13	16-Sep-13
Buy    396	   5.849933333	11-Sep-13	16-Sep-13
Buy    1166	   5.849949057	11-Sep-13	16-Sep-13
Buy    99	   5.904058586	12-Sep-13	17-Sep-13
Buy    220	   5.904109091	12-Sep-13	17-Sep-13
Buy    275	   5.904090909	12-Sep-13	17-Sep-13
Buy    506	   5.904109091	12-Sep-13	17-Sep-13
Buy    18000	   6.242436111	23-Sep-13	26-Sep-13
Buy    40000	   6.24243625	23-Sep-13	26-Sep-13
Buy    50000	   6.2424362	23-Sep-13	26-Sep-13
Buy    92000	   6.242436196	23-Sep-13	26-Sep-13
Buy    18000	   6.243737778	23-Sep-13	26-Sep-13
Buy    40000	   6.2437375	23-Sep-13	26-Sep-13
Buy    50000	   6.2437376	23-Sep-13	26-Sep-13
Buy    92000	   6.243737391	23-Sep-13	26-Sep-13
Buy    16371	   6.242836638	23-Sep-13	26-Sep-13
Buy    36380	   6.242836669	23-Sep-13	26-Sep-13
Buy    45475	   6.242836614	23-Sep-13	26-Sep-13
Buy    83674	   6.242836585	23-Sep-13	26-Sep-13
Buy    4500	   6.264757778	24-Sep-13	27-Sep-13
Buy    10000	   6.264759	24-Sep-13	27-Sep-13
Buy    12500	   6.2647584	24-Sep-13	27-Sep-13
Buy    23000	   6.264758696	24-Sep-13	27-Sep-13
Buy    3997	   6.253047185	24-Sep-13	27-Sep-13
Buy    8883	   6.253046764	24-Sep-13	27-Sep-13
Buy    11103	   6.25304696	24-Sep-13	27-Sep-13
Buy    20432	   6.253046574	24-Sep-13	27-Sep-13
Buy    4500	   6.265057778	25-Sep-13	30-Sep-13
Buy    10000	   6.265059	25-Sep-13	30-Sep-13
Buy    12500	   6.2650592	25-Sep-13	30-Sep-13
Buy    23000	   6.265058696	25-Sep-13	30-Sep-13
Buy    8329	   6.262556453	25-Sep-13	30-Sep-13
Buy    18510	   6.262556078	25-Sep-13	30-Sep-13
Buy    23138	   6.262556375	25-Sep-13	30-Sep-13
Buy    42575	   6.262556254	25-Sep-13	30-Sep-13
Buy    4500	   6.275268889	26-Sep-13	1-Oct-13
Buy    10000	   6.275269	26-Sep-13	1-Oct-13
Buy    12500	   6.2752688	26-Sep-13	1-Oct-13
Buy    23000	   6.27526913	26-Sep-13	1-Oct-13
Buy    6498	   6.266160388	26-Sep-13	1-Oct-13
Buy    14440	   6.266159695	26-Sep-13	1-Oct-13
Buy    18050	   6.266159834	26-Sep-13	1-Oct-13
Buy    33212	   6.266159786	26-Sep-13	1-Oct-13
Buy    4500	   6.253246667	27-Sep-13	2-Oct-13
Buy    10000	   6.253247	27-Sep-13	2-Oct-13
Buy    12500	   6.2532472	27-Sep-13	2-Oct-13
Buy    23000	   6.253246957	27-Sep-13	2-Oct-13
Buy    9000	   6.253346667	27-Sep-13	2-Oct-13
Buy    20000	   6.253347	27-Sep-13	2-Oct-13
Buy    25000	   6.2533472	27-Sep-13	2-Oct-13
Buy    46000	   6.253347174	27-Sep-13	2-Oct-13
Buy    4500	   6.22722	30-Sep-13	3-Oct-13
Buy    10000	   6.227221	30-Sep-13	3-Oct-13
Buy    12500	   6.2272208	30-Sep-13	3-Oct-13
Buy    23000	   6.227221304	30-Sep-13	3-Oct-13
Buy    4500	   6.221015556	30-Sep-13	3-Oct-13
Buy    10000	   6.221015	30-Sep-13	3-Oct-13
Buy    12500	   6.2210152	30-Sep-13	3-Oct-13
Buy    23000	   6.221014348	30-Sep-13	3-Oct-13
Buy    1188	   6.180370034	1-Oct-13	4-Oct-13
Buy    2640	   6.180374242	1-Oct-13	4-Oct-13
Buy    3300	   6.180372727	1-Oct-13	4-Oct-13
Buy    6072	   6.180375889	1-Oct-13	4-Oct-13
Buy    90	   6.156111111	1-Oct-13	4-Oct-13
Buy    200	   6.15615	1-Oct-13	4-Oct-13
Buy    250	   6.15616	1-Oct-13	4-Oct-13
Buy    460	   6.156152174	1-Oct-13	4-Oct-13
Buy    324	   6.204003704	2-Oct-13	7-Oct-13
Buy    720	   6.203994444	2-Oct-13	7-Oct-13
Buy    900	   6.204	2-Oct-13	7-Oct-13
Buy    1656	   6.203995652	2-Oct-13	7-Oct-13
Sell   800	   4.99	        2-Oct-13	7-Oct-13
Sell   1700	   4.99	        2-Oct-13	7-Oct-13
Sell   1000	   4.99	        2-Oct-13	7-Oct-13
Sell   2900	   4.99137931	2-Oct-13	7-Oct-13
Buy    36	   6.206111111	3-Oct-13	8-Oct-13
Buy    80	   6.20625	3-Oct-13	8-Oct-13
Buy    99	   6.206161616	3-Oct-13	8-Oct-13
Buy    185	   6.206216216	3-Oct-13	8-Oct-13
Buy    216	   6.24625	4-Oct-13	9-Oct-13
Buy    480	   6.24625	4-Oct-13	9-Oct-13
Buy    600	   6.246233333	4-Oct-13	9-Oct-13
Buy    1104	   6.246240942	4-Oct-13	9-Oct-13
Buy    576	   6.266267361	8-Oct-13	11-Oct-13
Buy    1280	   6.266257813	8-Oct-13	11-Oct-13
Buy    1600	   6.2662625	8-Oct-13	11-Oct-13
Buy    2944	   6.266256794	8-Oct-13	11-Oct-13
Sell   300	   5.99	        8-Oct-13	11-Oct-13
Sell   700	   5.99	        8-Oct-13	11-Oct-13
Sell   400	   5.99	        8-Oct-13	11-Oct-13
Sell   1100	   5.99	        8-Oct-13	11-Oct-13
Buy    576	   6.306302083	9-Oct-13	15-Oct-13
Buy    1216	   6.306299342	9-Oct-13	15-Oct-13
Buy    576	   6.306302083	9-Oct-13	15-Oct-13
Buy    4032	   6.306299603	9-Oct-13	15-Oct-13
Buy    27	   6.326296296	10-Oct-13	16-Oct-13
Buy    57	   6.32631579	10-Oct-13	16-Oct-13
Buy    27	   6.326296296	10-Oct-13	16-Oct-13
Buy    189	   6.326349206	10-Oct-13	16-Oct-13
Sell   200	   5.99	        10-Oct-13	15-Oct-13
Sell   300	   5.99	        10-Oct-13	15-Oct-13
Sell   200	   5.99	        10-Oct-13	15-Oct-13
Sell   500	   5.99	        10-Oct-13	15-Oct-13
Buy    2250	   6.329724444	16-Oct-13	21-Oct-13
Buy    4750	   6.329724211	16-Oct-13	21-Oct-13
Buy    2250	   6.329724444	16-Oct-13	21-Oct-13
Buy    15750	   6.329723175	16-Oct-13	21-Oct-13
Buy    864	   6.326319444	17-Oct-13	22-Oct-13
Buy    1824	   6.326321272	17-Oct-13	22-Oct-13
Buy    864	   6.326319444	17-Oct-13	22-Oct-13
Buy    6048	   6.326319444	17-Oct-13	22-Oct-13
Sell   300	   5.99	        17-Oct-13	22-Oct-13
Sell   600	   5.99	        17-Oct-13	22-Oct-13
Sell   400	   5.99	        17-Oct-13	22-Oct-13
Sell   1200	   5.99	        17-Oct-13	22-Oct-13
Sell   6200	   4.995967742	18-Oct-13	23-Oct-13
Sell   15500	   5.998387097	18-Oct-13	23-Oct-13
Sell   1800	   4.99	        18-Oct-13	23-Oct-13
Sell   4400	   5.994318182	18-Oct-13	23-Oct-13
Sell   3500	   4.992857143	18-Oct-13	23-Oct-13
Sell   8800	   5.997159091	18-Oct-13	23-Oct-13
Sell   2100	   4.99	        18-Oct-13	23-Oct-13
Sell   5100	   5.995098039	18-Oct-13	23-Oct-13
Buy    2250	   6.344737778	18-Oct-13	23-Oct-13
Buy    4750	   6.344738947	18-Oct-13	23-Oct-13
Buy    2250	   6.344737778	18-Oct-13	23-Oct-13
Buy    15750	   6.344738413	18-Oct-13	23-Oct-13
Buy    2250	   6.345237778	18-Oct-13	23-Oct-13
Buy    4750	   6.345238947	18-Oct-13	23-Oct-13
Buy    2250	   6.345237778	18-Oct-13	23-Oct-13
Buy    15750	   6.345239048	18-Oct-13	23-Oct-13
Buy    2250	   6.340333333	21-Oct-13	24-Oct-13
Buy    4750	   6.340334737	21-Oct-13	24-Oct-13
Buy    2250	   6.340333333	21-Oct-13	24-Oct-13
Buy    15750	   6.340333968	21-Oct-13	24-Oct-13
Buy    1350	   6.335325926	22-Oct-13	25-Oct-13
Buy    2850	   6.335329825	22-Oct-13	25-Oct-13
Buy    1350	   6.335325926	22-Oct-13	25-Oct-13
Buy    9450	   6.335330159	22-Oct-13	25-Oct-13
Buy    1100	   6.326318182	23-Oct-13	28-Oct-13
Buy    2200	   6.326318182	23-Oct-13	28-Oct-13
Buy    1100	   6.326318182	23-Oct-13	28-Oct-13
Buy    7400	   6.326321622	23-Oct-13	28-Oct-13
Buy    1350	   6.290581482	24-Oct-13	29-Oct-13
Buy    2850	   6.290584211	24-Oct-13	29-Oct-13
Buy    1350	   6.290581482	24-Oct-13	29-Oct-13
Buy    9450	   6.290584656	24-Oct-13	29-Oct-13
Buy    300	   6.256266667	24-Oct-13	29-Oct-13
Buy    600	   6.25625	24-Oct-13	29-Oct-13
Buy    300	   6.256266667	24-Oct-13	29-Oct-13
Buy    1899	   6.256245392	24-Oct-13	29-Oct-13
Buy    1350	   6.267959259	25-Oct-13	30-Oct-13
Buy    2850	   6.267963158	25-Oct-13	30-Oct-13
Buy    1350	   6.267959259	25-Oct-13	30-Oct-13
Buy    9450	   6.267962434	25-Oct-13	30-Oct-13
Buy    900	   6.256255556	25-Oct-13	30-Oct-13
Buy    2000	   6.25625	25-Oct-13	30-Oct-13
Buy    900	   6.256255556	25-Oct-13	30-Oct-13
Buy    6600	   6.256248485	25-Oct-13	30-Oct-13
Buy    1800	   6.283377778	28-Oct-13	31-Oct-13
Buy    3800	   6.283376316	28-Oct-13	31-Oct-13
Buy    1800	   6.283377778	28-Oct-13	31-Oct-13
Buy    12600	   6.283376984	28-Oct-13	31-Oct-13
Buy    100	   6.2563	28-Oct-13	31-Oct-13
Buy    1800	   6.291383333	29-Oct-13	1-Nov-13
Buy    3800	   6.291384211	29-Oct-13	1-Nov-13
Buy    1800	   6.291383333	29-Oct-13	1-Nov-13
Buy    12600	   6.291385714	29-Oct-13	1-Nov-13
Buy    700	   6.266257143	29-Oct-13	1-Nov-13
Buy    1400	   6.266257143	29-Oct-13	1-Nov-13
Buy    700	   6.266257143	29-Oct-13	1-Nov-13
Buy    4600	   6.26626087	29-Oct-13	1-Nov-13
Buy    2700	   6.2627	29-Oct-13	1-Nov-13
Buy    5700	   6.2627	29-Oct-13	1-Nov-13
Buy    2700	   6.2627	29-Oct-13	1-Nov-13
Buy    18900	   6.2627	29-Oct-13	1-Nov-13
Buy    700	   6.3003	30-Oct-13	4-Nov-13
Buy    1600	   6.30029375	30-Oct-13	4-Nov-13
Buy    700	   6.3003	30-Oct-13	4-Nov-13
Buy    5300	   6.300292453	30-Oct-13	4-Nov-13
Buy    100	   6.2763	30-Oct-13	4-Nov-13
Buy    200	   6.27625	30-Oct-13	4-Nov-13
Buy    100	   6.2763	30-Oct-13	4-Nov-13
Buy    800	   6.2762625	30-Oct-13	4-Nov-13
Buy    3600	   6.308802778	31-Oct-13	5-Nov-13
Buy    7600	   6.308802632	31-Oct-13	5-Nov-13
Buy    3600	   6.308802778	31-Oct-13	5-Nov-13
Buy    25200	   6.308802381	31-Oct-13	5-Nov-13
Buy    3600	   6.295188889	1-Nov-13	6-Nov-13
Buy    7600	   6.295189474	1-Nov-13	6-Nov-13
Buy    3600	   6.295188889	1-Nov-13	6-Nov-13
Buy    25200	   6.295188889	1-Nov-13	6-Nov-13
Buy    3000	   6.283676667	1-Nov-13	6-Nov-13
Buy    6400	   6.283678125	1-Nov-13	6-Nov-13
Buy    3000	   6.283676667	1-Nov-13	6-Nov-13
Buy    21316	   6.283677444	1-Nov-13	6-Nov-13
Buy    4500	   6.311104444	4-Nov-13	7-Nov-13
Buy    9500	   6.311105263	4-Nov-13	7-Nov-13
Buy    4500	   6.311104444	4-Nov-13	7-Nov-13
Buy    31500	   6.311104762	4-Nov-13	7-Nov-13
Buy    100	   6.2844	4-Nov-13	7-Nov-13
Buy    300	   6.284366667	4-Nov-13	7-Nov-13
Buy    100	   6.2844	4-Nov-13	7-Nov-13
Buy    1100	   6.284372727	4-Nov-13	7-Nov-13
Buy    5000	   6.303998	5-Nov-13	8-Nov-13
Buy    8500	   6.303997647	5-Nov-13	8-Nov-13
Buy    4500	   6.303997778	5-Nov-13	8-Nov-13
Buy    32000	   6.303997813	5-Nov-13	8-Nov-13
Buy    1700	   6.286182353	5-Nov-13	8-Nov-13
Buy    2900	   6.28617931	5-Nov-13	8-Nov-13
Buy    1500	   6.28618	5-Nov-13	8-Nov-13
Buy    10946	   6.28617992	5-Nov-13	8-Nov-13
Buy    5000	   6.309002	6-Nov-13	12-Nov-13
Buy    8500	   6.309002353	6-Nov-13	12-Nov-13
Buy    4500	   6.309002222	6-Nov-13	12-Nov-13
Buy    32000	   6.309003125	6-Nov-13	12-Nov-13
Buy    500	   6.28568	6-Nov-13	12-Nov-13
Buy    900	   6.285677778	6-Nov-13	12-Nov-13
Buy    500	   6.28568	6-Nov-13	12-Nov-13
Buy    3400	   6.285679412	6-Nov-13	12-Nov-13
Buy    5000	   6.308502	7-Nov-13	13-Nov-13
Buy    8500	   6.308502353	7-Nov-13	13-Nov-13
Buy    4500	   6.308502222	7-Nov-13	13-Nov-13
Buy    32000	   6.308502188	7-Nov-13	13-Nov-13
Buy    100	   6.2863	7-Nov-13	13-Nov-13
Buy    300	   6.286266667	7-Nov-13	13-Nov-13
Buy    2800	   6.308803571	8-Nov-13	14-Nov-13
Buy    4800	   6.308802083	8-Nov-13	14-Nov-13
Buy    2600	   6.308803846	8-Nov-13	14-Nov-13
Buy    18228	   6.308802392	8-Nov-13	14-Nov-13
Buy    100	   6.2863	8-Nov-13	14-Nov-13
Buy    200	   6.2863	8-Nov-13	14-Nov-13
Buy    100	   6.2863	8-Nov-13	14-Nov-13
Buy    500	   6.28626	8-Nov-13	14-Nov-13
Buy    100	   6.3163	11-Nov-13	14-Nov-13
Buy    100	   6.3163	11-Nov-13	14-Nov-13
Buy    303	   6.31630363	11-Nov-13	14-Nov-13
Sell   4500	   6.308764444	12-Nov-13	15-Nov-13
Sell   8500	   6.308763529	12-Nov-13	15-Nov-13
Sell   5000	   6.308764	12-Nov-13	15-Nov-13
Sell   32000	   6.308764063	12-Nov-13	15-Nov-13
Sell   4500	   6.305	12-Nov-13	15-Nov-13
Sell   8500	   6.305	12-Nov-13	15-Nov-13
Sell   5000	   6.305	12-Nov-13	15-Nov-13
Sell   32000	   6.305	12-Nov-13	15-Nov-13
Sell   2800	   6.31	        12-Nov-13	15-Nov-13
Sell   6400	   6.31	        12-Nov-13	15-Nov-13
Sell   4300	   6.31	        12-Nov-13	15-Nov-13
Sell   11500	   6.31	        12-Nov-13	15-Nov-13
Sell   9100	   6.316678022	12-Nov-13	15-Nov-13
Sell   20500	   6.316678049	12-Nov-13	15-Nov-13
Sell   13800	   6.316678261	12-Nov-13	15-Nov-13
Sell   36516	   6.316677895	12-Nov-13	15-Nov-13
Sell   2300	   6.316595652	13-Nov-13	18-Nov-13
Sell   4300	   6.316595349	13-Nov-13	18-Nov-13
Sell   2500	   6.316596	13-Nov-13	18-Nov-13
Sell   15900	   6.316596226	13-Nov-13	18-Nov-13
Sell   8000	   6.30369	14-Nov-13	19-Nov-13
Sell   24500	   6.303690204	14-Nov-13	19-Nov-13
Sell   17500	   6.303689714	14-Nov-13	19-Nov-13